WISDOMTREE RULES-BASED METHODOLOGY

Middle East Dividend Index and Saudi Arabia Dividend Index

Last Updated September 2017

I. METHODOLOGY GUIDE FOR MIDDLE EAST DIVIDEND INDEX AND SAUDI ARABIA DIVIDEND INDEX

1.	Index Overview and Description

WTI has created international indexes that track the performance of dividend-paying companies in the Middle East region: the WisdomTree Middle East Dividend Index (“MEDI”) and WisdomTree Saudi Arabia Dividend Index.

•	The WisdomTree Middle East Dividend Index measures the stock performance of companies that pay regular cash dividends on shares of common stock and that are incorporated in the following countries: Bahrain, Egypt, Kuwait, Jordan, Morocco, Oman, Qatar, Saudi Arabia and United Arab Emirates. Component companies must have paid at least $5 million in cash dividends on shares of their common stock in the annual cycle prior to the annual reconstitution in October. Companies must have market capitalizations of at least $200 million and average daily dollar volumes of at least $200,000 for each of the six months prior to the Global Screening Date. Companies are ranked by market capitalization and the 100 largest companies by market capitalization (outside of Saudi) and the 30 largest Saudi stocks by market capitalization are selected for inclusion.

•	The WisdomTree Saudi Arabia Dividend Index comprises dividend-paying common stocks. Securities must be incorporated in Saudi Arabia and have paid at least $5 million in cash dividends on shares of their common stock in the annual cycle prior to the annual reconstitution in October. Companies must have a market capitalization of at least $200 million on the Global Screening Date and shares of such companies must have had an average daily dollar volume of at least $200,000 for three months preceding the Global Screening Date.

The Indexes are calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Indexes. The Indexes will be calculated using primary market prices and will be calculated in U.S. dollars.

2.	Key Features

2.1.	Membership Criteria

WisdomTree Middle East Dividend Index

To be eligible for inclusion in the Middle East Dividend Index, component companies must be under coverage by the market management team of the third party independent index calculation agent and must have their shares listed on an eligible stock exchange in one of the following countries: Bahrain, Bahrain Stock Exchange; Egypt, Cairo Stock Exchange; Kuwait, Kuwait Stock Exchange; Jordan, Amman Stock Exchange; Morocco, Casablanca Stock Exchange; Oman, Muscat Stock Exchange; Qatar, Qatar Stock Exchange; the United Arab Emirates, Abu Dhabi Securities Market, Dubai Financial Market, Dubai International Financial Exchange; Saudi Arabia, Saudi Arabia Exchange. Companies must be incorporated in one of these Middle East countries and have paid at least $5 million in cash dividends on shares of their common stock in the annual cycle prior to the annual reconstitution in October.

To be eligible for inclusion in the Middle East Dividend Index, shares of component companies must be available for purchase by foreign investors as of the annual index measurement date. Shares of component securities need to have traded at least 250,000 shares per month for each of the six months preceding the “Global Screening Date” (after the close of trading on the last trading day in September). Component companies need to have a market capitalization of at least $200 million on the Global Screening Date and securities need to have had an average daily dollar volume of at least $200,000 for each of the six months preceding the Global Screening Date. Local exchange shares are included in the index for all countries. Common stocks, REITs, tracking stocks, and holding companies are eligible for inclusion. Security types that are excluded from the index are: ADRs, GDRs, Limited partnerships, royalty trusts, passive foreign investment companies (PFICs), preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights.

WisdomTree Saudi Arabia Dividend Index

The WisdomTree Saudi Arabia Dividend Index comprises dividend-paying common stocks. Securities must be under coverage by the market management team of the third party independent calculation agent, must be incorporated in Saudi Arabia and have paid at least $5 million in cash dividends on shares of their common stock in the annual cycle prior to the annual reconstitution in October. Companies must have a market capitalization of at least $200 million on the Global Screening Date and shares of such companies must have had an average daily dollar volume of at least $200,000 for three months preceding the Global Screening Date. Shares of such component securities need to have traded at least 250,000 shares per month for each of the six months preceding the Global Screening Date. Common stocks, REITs, tracking stocks, and holding companies are eligible for inclusion. Security types that are excluded from the index are: Limited partnerships, royalty trusts, passive foreign investment companies, preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights.

WisdomTree applies a Foreign Investment Screen to exclude companies that are not available to be purchased or transacted in by foreign investors (or certain segments of foreign investors) or cannot continue to be reasonably purchased or transacted in by foreign investors (or certain segments of foreign investors) as determined by the third party independent index calculation agent and a data point referred to as “Degree of Open Freedom” (DOF) or by WisdomTree based generally on the guiding principles set forth below. The first test of a stock’s investability is determining whether the market is open to foreign institutions. The third party independent calculation agent determines the extent to which and the mechanisms foreign institutions can use to buy and sell shares on local exchanges and repatriate capital, capital gains, and dividend income without undue constraint. Once determined that a market is open to foreign investors, the calculation agent then investigates each security that may be a candidate for inclusion. Each class of share is reviewed to determine whether there are any corporate bylaw, corporate charter, or industry limitations on foreign ownership of the stock. The DOF is the variable that ranges from zero to one and indicates the amount of the security foreigners may legally own (0.00 indicates that none of the stock is legally available, 1.00 indicates that 100% of the shares are available). Any company with a DOF of 0 will not be eligible for the WisdomTree Indexes.

2.2.	Base Date and Base Value

Base value for the Middle East Dividend Index was set at 200, as of June 30, 2008. Base value for the Saudi Arabia Dividend Index was set at 200, as of October 16, 2015.

2.3.	Calculation and Dissemination

The following formula is used to calculate the index levels for the Indexes:

Si = Number of shares in the index for security i.

Pi = Price of security i

Ei = Cross rate of currency of Security i vs. USD. If security price in USD, Ei = 1

D = Divisor

The Indexes measure price changes against a fixed base period quantity weight. The Indexes are calculated every weekday and on Sundays. If trading is suspended while the exchange the component company trades on is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the Indexes. Until a particular stock opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both a price and total-return basis, in U.S. dollars. The price Index for the Saudi Arabia Index is calculated and disseminated on an intra-day basis and for the Middle East Dividend Index on an end-of-day basis. The total return Indexes are calculated and disseminated on an end-of-day basis.

2.4.	Weighting

The Indexes are modified capitalization-weighted indexes that employ a transparent weighting formula to magnify the effect that dividends play in the total return of the Indexes.

The initial weight of a component in the Indexes at the annual reconstitution is derived by multiplying the U.S. dollar value of the security’s annual dividend per share by the number of common shares outstanding for that company, “The Cash Dividend Factor.” The “Cash Dividend Factor” includes multiplying the same two factors above by a third factor developed by Standard & Poor’s called the “Investability Weighting Factor” (IWF). The IWF is used to scale the dividends generated of each company by factors that impose restrictions on shares available to be purchased. The Cash Dividend Factor is calculated for every component in the Index and then summed. Each component’s weight, at the Weighting Date, is equal to its Cash Dividend Factor divided by the sum of all Cash Dividend Factors for all the components in that Index. The Weighting Date is when component weights are set, and it occurs immediately after the close of trading on the second Friday of October. New Component weights take effect before the opening of trading on the first Monday following the third Friday of October (the “Reconstitution Date”). WisdomTree Indexes will apply a dividend stream adjustment for constituents with dividend yields greater than 12% at the screening date. The dividend stream of these capped securities will be their market cap multiplied by 12%.

For the WisdomTree Middle East Dividend Index, the following capping rules are applied in this order:

•	The maximum weight of any individual security is capped at 10% and the weights of all other components are adjusted proportionally.

•	Should any country achieve a weight equal to or greater than 25% of the Index, weight of companies will be proportionally reduced to 25% as of the annual Screening Date.

For the WisdomTree Saudi Arabia Dividend Index, the following capping rules apply in this order:

•	The maximum weight in the top held security will be capped at 10%, prior to the implementation of the sector and country caps, and the weights of all other components will be adjusted proportionally.

•	Should any sector achieve a weight equal to or greater than 25% of the Indexes, weight of companies will be proportionally reduced to 25% as of the annual Screening date.

•	In the event a security has a calculated volume factor (average daily volume traded over the preceding three months / weight in the index) that is less than $200 million, its weight will be reduced such that weight after volume adjustment = weight before adjustment x calculated volume factor / $200 million. The implementation of the volume factor may cause an increase in the holdings, sector and country weights above the specified caps.

The weights may fluctuate above the specified caps during the year, but will be reset at each annual rebalance date.

Note: all sector cappings are conducted based on the old GICS sector classifications, i.e. real estate and financials are aggregated into one sector.

Should any company achieve a weighting equal to or greater than 24.0% of its Index, its weighting will be reduced to 20.0% at the close of the current calendar quarter, and all other components in the Index will be rebalanced. Moreover, should the “collective weight” of Index component securities whose individual current weights equal or exceed 5.0% of the Index, when added together, equal or exceed 50.0% of the Index, the weightings in those component securities will be reduced proportionately so that their collective weight equals 40.0% of the Index at the close of the current calendar quarter, and all other components in the Index will be rebalanced in proportion to their index weightings before the adjustment. Further iterations of these adjustments may occur until no company or group of companies violates these rules.

2.5.	Dividend Treatment

Normal dividend payments are not taken into account in the price Indexes, whereas they are reinvested and accounted for in the total return Indexes. However, special dividends from non-operating income require index divisor adjustments to prevent the distribution from distorting the price index.

2.6	Multiple Share Classes

In the event a component company issues multiple classes of shares of common stock, each class of share will be included in the Index, provided that dividends are paid on that share of stock and that the stock passes all other inclusion requirements. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the Index.

3.	Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company additions and deletions, stock splits, stock dividends, corporate restructurings, spins-offs, or other corporate actions. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the component companies in the Index. Other corporate actions, such as special dividends, require index divisor adjustments as well. Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate action. Whenever possible, changes to the Index’s components will be announced at least two business days prior to their implementation date.

3.1.	Component Changes

•	Additions

Additions to the Indexes are made at the annual reconstitution according to the inclusion criteria defined above. Changes are implemented before the opening of trading on the first Monday following the closing of trading on the third Friday in October. No additions are made to the Indexes between annual reconstitutions.

•	Deletions

Shares of companies that are de-listed or acquired by a company outside of the Index are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that cancels its dividend payment is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a company re-incorporates outside of a defined domicile it is deleted from the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date.1 Component companies that reclassify their shares (i.e. that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification.

3.2.	Spin-Offs and IPOs

Should a company be spun-off from an existing component company and pay a regular cash dividend, it is not allowed into the Indexes until the next annual reconstitution, provided it meets all other inclusion requirements. The weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Indexes. Companies that go public in an Initial Public Offering (IPO) and that pay regular cash dividends and that meet all other Index inclusion requirements must wait until the next annual reconstitution to be included in the Indexes.

[1]	Companies being acquired will be deleted from the WisdomTree indexes immediately before the effective date of the acquisition or upon notice of a suspension of trading in the stock of the company that is being acquired. In cases where an effective date is not publicly announced in advance, or where a notice of suspension of trading in connection with an acquisition is not announced in advance, WisdomTree reserves the right to delete the company being acquired based on best available market information.

4.	Index Divisor Adjustments

Corporate actions may affect the share capital of component stocks and therefore trigger increases or decreases in the Index value. To avoid distortion, the divisor is adjusted accordingly. Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, WisdomTree reserves the right to determine the appropriate implementation method.

Companies that are acquired, de-listed or that re-incorporate outside of a defined domicile or that cancel their dividends in the intervening weeks between the Screening Date and the Reconstitution Date are not included in the Indexes and the weights of the remaining components are adjusted accordingly.

5.	Selection Parameters

5.1	Selection parameters for the Indexes are defined in section 2.1 Companies that pass the selection criteria as of the Global Screening Date are included in the Indexes. The component companies are assigned weights in the Index as defined in section 2.4., and annual reconstitution of the Indexes takes effect as defined in section 3.1.